         -------------------------------------------------------------

                      UPDATED PRO FORMA VALUATION REPORT
                            MUTUAL HOLDING COMPANY
                                STOCK OFFERING

                                  CharterBank
                              West Point, Georgia


                                 Dated As Of:
                                 July 20, 2001

         -------------------------------------------------------------

                                 Prepared By:

                               RP Financial, LC.
                            1700 North Moore Street
                                  Suite 2210
                          Arlington, Virginia  22209

[LETTERHEAD] of RP Financial, LC.



                                         July 20, 2001

Board of Directors
CharterBank
600 Third Avenue
West Point, Georgia  31833

Members of the Board:

     We have completed and hereby provide an updated independent appraisal of the estimated pro forma market value of the common stock of CharterBank, West Point, Georgia ("CharterBank" or the "Bank") in connection with the mutual-to-stock conversion transaction described below.

     This updated Appraisal is furnished pursuant to the conversion regulations promulgated by the Office of Thrift Supervision ("OTS"), and has been prepared in accordance with the written valuation guidelines promulgated by the OTS, most recently updated as of October 21, 1994. Specifically, this updated Appraisal has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the OTS, as successor to the Federal Home Loan Bank Board ("FHLBB"), dated as of October 21, 1994; and applicable regulatory interpretations thereof.

     Our original appraisal report, dated March 2, 2001 (the "Original Appraisal"), and our updated appraisal dated May 4, 2001 (the "First Update") are incorporated herein by reference. As in the preparation of our Original Appraisal and First Update, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

Plan of Reorganization and Stock Issuance
-----------------------------------------

     The Bank's Board of Directors has unanimously adopted a plan to reorganize into the mutual holding company form of organization (the "Reorganization"). As part of the Reorganization, CharterBank will: (1) form a mutual holding company and issue a 20 percent minority interest through an offering by a mid-tier holding company; (2) operate the Bank's approved reinsurance activities under the mid-tier holding company; and (3) allocate the Bank's current investment in common stock of the Federal Home Loan Mortgage Corporation ("Freddie Mac") among the various operating entities in the new organization to provide sufficient capitalization for the separate anticipated business activities.

Board of Directors
CharterBank
July 20, 2001
Page 2

1.   Plan of MHC Reorganization and Stock Issuance
     ---------------------------------------------

     The Bank will reorganize into a three level organization structure. At the top level will be a newly formed federal mutual holding company called First Charter, MHC (the "MHC") that will retain a majority ownership interest in the Bank. At the middle level will be a newly formed federal corporation called Charter Financial Corporation (the "Company") that will own a 100% interest in the bottom level companies. And at the bottom level will be the Bank and Charter Insurance Company ("CIC"). Concurrent with the Reorganization, the Company will issue a majority of its common stock to the MHC and offer for sale a minority ownership interest of its common stock to the Bank's Eligible Account Holders, Supplemental Eligible Account Holders and tax-qualified plans of the Bank including the employee stock ownership plan ("ESOP"). Any shares that are not sold in the Subscription Offering may be offered for sale in the Community Offering and subsequently, if appropriate, to the public in a Syndicated Community Offering or Public Offering. The above structure reflects a "two-tier" mutual holding company structure, given the two levels of holding companies, a "mid-tier" stock holding company and a "top-tier" mutual holding company. The number of shares of common stock to be sold in the Offering will approximate 20 percent of the total shares. The number of shares issued to the MHC will approximate 80 percent of the total shares.

2.   Charter Insurance Company
     -------------------------

     Charter Insurance Company ("CIC"), a recently formed reinsurance subsidiary, reinsures a portion of the Bank's loan originations which carry private mortgage insurance ("PMI") issued by Mortgage Guaranty Insurance Company ("MGIC"), a market leader in the PMI business. In conjunction with the Reorganization, CIC, currently held in a subsidiary of the Bank, will become a direct 100 percent owned subsidiary of the Company. The Bank's current investment in its insurance subsidiary is approximately $450,000.

3.   Allocation of Freddie Mac Common Stock
     --------------------------------------

     The Bank currently holds 5,055,000 shares of Freddie Mac common stock with an approximate market value of $213.9 million as of June 30, 2001, net of the related deferred tax liability (the value of the Freddie Mac holdings is subject to change daily based on market conditions). In conjunction with the Reorganization, the Freddie Mac stock will be allocated among the various operating entities to provide sufficient capitalization for their separate anticipated business activities. The Freddie Mac shares will be allocated as follows: (a) 400,000 shares will be placed at the MHC level as part of the MHC's initial capitalization; (b) 400,000 shares will be placed at CIC as part of this insurance subsidiary's capitalization; (c) 1,700,000 shares will be owned directly by the Company; and (d) 2,555,000 shares, more than half of the Bank's current holdings, will be retained by the Bank.


                               * * * * * * * * *

Board of Directors
CharterBank
July 20, 2001
Page 3

     Immediately after consummation of the Reorganization, it is not anticipated that the Company will engage in any business activity other than ownership of the Bank and CIC. The assets and liabilities of the Company will be substantially equivalent to those of the Bank prior to the Reorganization, except for the $100,000 of cash and 400,000 shares of Freddie Mac stock that will be placed at the MHC level and will thus be excluded from consideration in the conclusions of the Appraisal.

Limiting Factors and Considerations
-----------------------------------

     Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the Common Stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change time to time, no assurance can be given that persons who purchase shares of common stock in the Conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof.

     RP Financial's updated valuation was determined based on the financial condition and operations of the Bank as of June 30, 2001, the date of the most recent financial data included in the Company's Prospectus.

     RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its client financial institutions.

     This valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the Bank's financial performance and condition, management policies, and current conditions in the equity markets for thrift shares. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment for financial institutions, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.

Discussion of Relevant Considerations
-------------------------------------

  1. Financial Results
     -----------------

     Table 1 presents summary balance sheet and income statement details for the twelve months ended March 31, 2001 and updated unaudited financial information through June 30, 2001. The "As Adjusted" columns reflect the impact of the MHC formation, including

                        Table 1
                      CharterBank
            Historical Balance Sheets and Operating Statements

                                                           At March 31, 2001                          At June 30, 2001
                                               ---------------------------------------   ------------------------------------------
                                                       Reported      As Adjusted (5)           Reported           As Adjusted (5)
                                               ---------------------------------------   ------------------------------------------
                                                             % of               % of                   % of                  % of
                                                 Amount    Assets   Amount    Assets       Amount    Assets   Amount       Assets
                                               --------   -------  -------- ----------   ---------  -------- ---------  -----------
                                                  ($000)      (%)    ($000)     (%)       ($000)       (%)     ($000)        (%)
                  BALANCE SHEET ITEMS:
                  -------------------
Total Amount of:
 Assets                                          934,828  100.00%  $908,796   100.00%     $942,276   100.00%    $914,956   100.00%
 Loans Receivable (net)                          246,999   26.42%   246,999    27.18%      235,754    25.02%     235,754    25.77%
 Investment Securities (AFS)                     322,223   34.47%   322,223    35.46%      336,236    35.68%     336,236    36.75%
 Freddie Mac Stock                               327,716   35.06%   301,784    33.21%      343,993    36.51%     316,773    34.62%

 Deposits:
     Retail Deposits                             144,289   15.43%   144,289    15.88%      151,994    16.13%     151,994    16.61%
     Wholesale Deposits (1)                       40,898    4.37%    40,898     4.50%       38,400     4.08%      38,400     4.20%
                                                -------- -------   --------   ------      --------   ------     --------   ------
 Total Deposits                                  185,187   19.81%   185,187    20.38%      190,394    20.21%     190,394    20.81%
 Borrowed Funds                                  352,305   37.69%   352,305    38.77%      348,864    37.02%     348,864    38.13%
 Accumulated Other Comprehensive Inc.            194,865   20.84%   179,287    19.73%      203,658    21.61%     187,289    20.47%
 Retained Earnings                                54,347    5.81%    53,687     5.91%       55,850     5.93%      55,190     6.03%
                                                -------- -------   --------   ------      --------   ------     --------   ------
 Total Capital                                   249,212   26.66%   232,974    25.64%      259,508    27.54%     242,479    26.50%


 Loans/Deposits                                   133.38%                                   123.82%
 NPAs/Assets                                        0.26%                                     0.24%
 ALLLs/NPAs                                       221.28%                                   244.85%
 ALLLs/Loans Receivable                             2.13%                                     2.33%

                                             For the Twelve Months Ended March 31, 2001    For the Twelve Months Ended June 30, 2001
                                             -------------------------------------------  -----------------------------------------
                                                       Reported      As Adjusted (5)        Reported            As Adjusted (5)
                                             -------------------------------------------  -----------------------------------------
                                                  Amount     Pct(1)  Amount   Pct(1)      Amount     Pct(1)   Amount      Pct(1)
                                             -----------   -------  -------- -----------  ------  -------- ----------- -------------
                                                  ($000)      (%)     ($000)     (%)      ($000)       (%)      ($000)        (%)
                   INCOME STATEMENT:
 Interest Income                                $ 54,347     5.77%  $ 54,047    5.90%    $ 51,661     5.40%    $ 51,361     5.52%
 Interest Expense                                (37,593)   -3.99%   (37,593)  -4.10%     (35,161)   -3.67%     (35,161)   -3.78%
                                                --------  -------   --------  ------     --------   -------    --------   ------
  Net Interest Income                           $ 16,753     1.78%  $ 16,453    1.80%    $ 16,500     1.72%    $ 16,200     1.74%
 Provision for Loan Losses                        (1,530)   -0.16%    (1,530)  -0.17%      (1,550)   -0.16%      (1,550)   -0.17%
                                                --------  -------   --------  ------     --------   -------    --------   ------
  Net Interest Income after Provisions          $ 15,223     1.62%  $ 14,923    1.63%    $ 14,950     1.56%    $ 14,650     1.57%

Other Operating Income                          $  1,271     0.13%  $  1,271    0.14%    $  1,270     0.13%    $  1,270     0.14%
Operating Expense                                (11,518)   -1.22%   (11,518)  -1.26%     (11,236)   -1.17%     (11,236)   -1.21%
                                                --------  -------   --------  ------     --------   -------    --------   ------
  Net Operating Income                          $  4,977     0.53%  $  4,677    0.51%    $  4,983     0.52%    $  4,683     0.50%

Gain(Loss) on Sale of REO                       $      0     0.00%  $      0    0.00%    $     $0     0.00%    $      0     0.00%
Gain(Loss) on Sale of Securities                     274     0.03%       274    0.03%         324     0.03%         324     0.03%
Net Gain on Loan Sales                               966     0.10%       966    0.11%       1,239     0.13%       1,239     0.13%
Equity in (loss) earnings of partnership            (100)   -0.01%      (100)  -0.01%        (409)   -0.04%        (409)   -0.04%
Amortization and Impairment of Intang.            (4,079)   -0.43%    (4,079)  -0.45%      (3,852)   -0.40%      (3,852)   -0.41%
Contribution to Foundation                             0     0.00%         -    0.00%           0     0.00%           -     0.00%
                                                --------  -------   --------  ------     --------   -------    --------   ------
  Total Non-Operating Items                      ($2,940)   -0.31%   ($2,940)  -0.32%     ($2,698)   -0.28%     ($2,698)   -0.29%

 Net Income Before Tax                          $  2,037     0.22%  $  1,737    0.19%    $  2,286     0.24%    $  1,986     0.21%
 Income Taxes                                     (1,203)   -0.13%    (1,168)  -0.13%      (1,261)   -0.13%      (1,226)   -0.13%
                                                --------  -------   --------  ------     --------   -------    --------   ------
   Net Income                                       $834     0.09%      $569    0.06%    $  1,025     0.11%        $760     0.08%

Adjusted Earnings
  Net Income                                    $    834     0.09%  $    569    0.06%    $  1,025     0.11%    $    760     0.08%
  Addback:  Non-Operating Items                    2,940     0.31%     2,940    0.32%       2,698     0.28%       2,698     0.29%
  Tax Effect(2)                                      433     0.05%       433    0.05%         439     0.05%         439     0.05%
                                                --------  -------   --------  ------     --------   -------    --------   ------
     Adjusted Earnings                          $  4,207     0.45%  $  3,942    0.43%    $  4,161     0.43%    $  3,896     0.42%

Memo:
  Efficiency Ratio(3)                              63.90%              64.98%               63.23%                64.32%
  Expense Coverage Ratio(4)                       145.46%             142.86%              146.85%               144.18%
  Effective Tax Rate                              -59.07%             -67.24%              -55.17%               -61.73%

(1)  Ratios are as a percent of average assets.
(2) Reflects an effective tax rate of 38%; the writeoff of goodwill is not tax effected.
(3) Operating expenses as a percent of net interest income plus other operating income.
(4)  Net interest income divided by operating expenses.
(5) Adjusted to exclude the impact of $100,000 of cash and 400,000 shares of Freddie Mac stock retained by the MHC.

Board of Directors
CharterBank
July 20, 2001
Page 5

adjustments to reflect the $100,000 of cash and 400,000 shares of Freddie Mac stock retained by the MHC. Consistent with the methodology employed in the Original Appraisal and First Update, it is the "As Adjusted" assets and capital figures that will be considered in the pro forma valuation analysis

     The overall composition of CharterBank's updated balance sheet was comparable to the March 31, 2001 level as the balance of total assets increased modestly, notwithstanding modest shrinkage realized in the loan portfolio. Updated reported earnings for the trailing twelve months ended June 30, 2001, increased modestly but remained at relatively low levels. Core earnings actually diminished slightly based on updated earnings.

       Growth Trends
       -------------

       CharterBank's total assets increased by $7.5 million over the three months ended June 30, 2001, primarily reflecting growth in the investment portfolio including market price appreciation in the portfolio of Freddie Mac stock. The increase in the price of Freddie Mac stock (from $64.83 as of March 31, 2001, to $68.05 per share as of June 30, 2001) led to an increase in the balance of Freddie Mac stock equal to $16.3 million over the corresponding time frame. Capital increased from $249.2 million as of March 31, 2001, to $259.8 million as of June 30, 2001, largely reflecting the impact of the after-tax increase in value of Freddie Mac stock coupled with the retention of a modest level of earnings over the quarter.

       Loans Receivable
       ----------------

       The balance of loans receivable decreased from $247.0 million, as of March 31, 2001, to $235.8 million, as of June 30, 2001, equal to 25.0 percent of total assets. The decline in the loan portfolio balance, notwithstanding recent efforts to expand loan origination volumes, is reflective of the growth characteristics as well as the small overall size of the Bank's primary market area.

       Investments and Mortgage-Backed Securities
       ------------------------------------------

       The balance of investment and mortgage-backed securities ("MBS") increased by approximately $14.0 million, reflecting the redeployment of cashflow generated through loan repayments and growth of deposits.

       Freddie Mac Stock
       -----------------

       CharterBank's Freddie Mac stock ownership was unchanged over the quarter and equaled 5,055,000 shares with a market value of approximately $344.0 million ($68.05 per share) and a cost basis of approximately $1.40 per share. As discussed in the Original Appraisal and First Update, while the unrealized gain in the Freddie Mac stock portfolio have substantially bolstered the Bank's capital and earnings, the Bank is proposing to reorganize in a mutual holding company structure and will retain a portion of the stock at the MHC and mid-tier level so as to more efficiently manage its Freddie Mac stock investment as well as the Bank's retail operations. The appraisal will take into account the amount of Freddie Mac stock placed at the MHC level.

Board of Directors
CharterBank
July 20, 2001
Page 6

       Management has in the past, and will continue in the future, to evaluate on an ongoing basis the merits of the investment in the Freddie Mac stock. Management proposes to retain 2,555,000 shares of Freddie Mac stock at the Bank level in the MHC Reorganization. Based on current market conditions, tax consideration, and other factors, there are no plans to sell the Bank's Freddie Mac stock holdings at this time. As indicated in the Bank's Prospectus, the policy of holding Freddie Mac stock is based partially on concerns that any sales out of the portfolio (for capital management or other purposes) could taint the Freddie Mac stock as a trading portfolio for tax purposes, potentially triggering the payment of the full deferred tax liability related to the Freddie Mac gains. This factor, along with other considerations, has caused the Bank to adopt the current policy of retaining the Freddie Mac stock for long-term investment purposes. Since the unrealized after-tax gain on Freddie Mac stock held at the Bank level is not included in Tier I capital for regulatory purposes, the decision to hold the Freddie Mac stock as an investment would preclude using the unrealized gains to fund dividends.

       Funding Structure
       -----------------

       Deposit balances increased by $5.2 million over the three months ended June 30, 2001. The increase reflects the fact that the runoff of higher cost wholesale deposits including brokered and credit union CDs has ceased and there was modest growth in the retail segment of the deposit base. The level of borrowings and wholesale deposits have fluctuated in recent periods based on a number of factors including the ability to generate funds through the retail operations and the relative all inclusive costs of deposits or borrowings at the time the funds are needed. Additionally, it has been CharterBank's practice to utilize wholesale funding when such funds may be reinvested into investment securities at an adequate risk-adjusted spread as determined by management. Important from the perspective of the valuation, wholesale deposits and borrowings represent a volatile funding element whose cost can vary considerably based on prevailing market conditions. Additionally, most of the wholesale funds in CharterBank's portfolio are short term in nature, thus requiring the Bank to continually access the capital markets to replace maturing funds.

       Equity
       ------

       After-tax earnings of $1.5 million during the three months ended June 30, 2001, were bolstered by the impact of a positive equity adjustment on the available for sale portfolios which resulted in an increase in equity to $259.5 million. As a result, the Bank's capital ratio increased modestly from 26.66 percent of assets as of March 31, 2001, to 27.54 percent of assets as of June 30, 2001.

       Importantly, as discussed in the Original Appraisal, while the net unrealized gains on investments including Freddie Mac stock are included as capital pursuant to generally accepted accounting principles ("GAAP"), it is not an element of core capital in the calculation of the Bank's compliance with its minimum regulatory capital requirements. Thus, while CharterBank possesses a strong capital ratio, its core capital level is much lower. One factor leading the Bank to restructure into the mutual holding company form of ownership is the ability to raise outside core capital without selling Freddie Mac stock. In this regard, it is management's stated intention to hold the Freddie Mac stock for the long-term, so as to continue to benefit from the

Board of Directors
CharterBank
July 20, 2001
Page 7

growth of Freddie Mac's core business and to continue to defer the payment of income taxes as long as possible.

       Income and Expense Trends
       -------------------------

       Table 1 also shows the Bank's historical income statements for twelve months ended March 31, 2001 and updated information as of June 30, 2001. The "As Adjusted" columns reflect the impact of the MHC formation, and it is the adjusted earnings figures from this column that will be considered in the pro forma valuation analysis.

       CharterBank's earnings reflect relatively limited change based on updated financial data as reported earnings increased very slightly while core or adjusted earnings decreased slightly. Overall, net income increased from $834,000 for the twelve months ended March 31, 2001 to $1.0 million for the twelve months ended June 30, 2001. Over the corresponding time frame, CharterBank's adjusted earnings declined modestly from $4.207 million, equal to
0.45 percent of assets for the twelve months ended March 31, 2001, to $4.161 million, equal to 0.43 percent of average assets for the twelve months ended June 30, 2001.

       As discussed in the Original Appraisal, the income data for CharterBank is reflective of several significant features of its operations: (1) the impact of the wholesale investment and funding on the Bank's operating ratios (i.e., spreads and margins are thin and the ratio of other income and expenses are low reflecting the limited level of fees and expenses generated through wholesale operations); (2) the returns on the Bank's retail operations are low as a result of the relatively high overhead costs attributable to the retail banking operations; and (3) CharterBank's Freddie Mac stock investment provides the Bank with the opportunity to generate equity growth through capital appreciation in the Freddie Mac stock but revenue flowing through the income statement is limited to common stock dividends which are relatively modest (i.e., Freddie Mac's cash return is comparatively low). As a result of the foregoing, CharterBank's core earnings are relatively modest.

       Net Interest Income
       -------------------

       CharterBank's net interest income decreased slightly for the most recent trailing 12 month period, both in dollar terms and as a percent of average assets. Specifically, net interest income inclusive of Freddie Mac stock dividends equaled $16.5 million, or 1.72 percent of average assets based on updated financial data.

       Non-Interest Income
       -------------------

       Non-interest income was substantially unchanged based on updated financial data through June 30, 2001. Specifically, non-interest income equaled $1.27 million for the twelve months ended March 31, 2001 and June 30, 2001, equal to 0.13 percent of average assets.

       Operating Expense
       -----------------

       CharterBank's operating expenses decreased modestly based on updated financial information, equaling $11.2 million, or 1.17 percent of average assets for the twelve months ended June 30, 2001. As described in the Original Appraisal and First Update, while

Board of Directors
CharterBank
July 20, 2001
Page 8

CharterBank maintains a very low operating expense ratio in comparison to industry averages, the operating expense ratio is distorted somewhat by the large amount of assets and liabilities requiring little or no expense to manage. Such assets, including Freddie Mac stock and wholesale investments, comprised more than 70 percent of the balance sheet as of June 30, 2001 and the related cost to manage assets was comparatively modest in relation to managing the Bank's retail and other functions. Thus, excluding such assets, the Bank's cost structure is actually relatively high and is an important cause of the moderate operating returns posted by the Bank.

       Operating expenses are expected to increase following the Conversion as a result of the expense of the stock-related benefit plans, the cost related to operating as a public company and as a result of long-term plans to continue to expand the branch network. With regard to the latter factor, the Bank has tentative plans to substantially enhance the LaGrange office and open a new office in Auburn, Alabama in fiscal 2001. Longer term, CharterBank plans to open additional offices in other nearby areas in its targeted market, potentially resulting in the addition of four to five new offices over the next three to four years. Based on CharterBank's business plan estimates, the incremental expenses related to branching and opening new ATMs is expected to approximate $270,000 in fiscal 2001 and estimated to increase to $1.9 million annually by fiscal 2003. While such figures are preliminary estimates, they provide an indication of the Bank's intent to expand and to incur short-term costs with the objective of enhancing long-term earnings growth.

       Efficiency Ratio
       ----------------

       CharterBank's efficiency ratio (operating expenses as a percent of the sum of net interest income and other operating income) of approximately 63.23 percent for the most recent 12 months reflected a decrease from the 63.90 percent ratio reported for the twelve months ended March 31, 2001, with the deterioration reflecting the decline in net interest and non-interest income.

       Provisions
       ----------

       Provisions for loan losses remained relatively stable and equaled $1.6 million, or 0.16 percent of assets. The comparable level of provisions relative to the earlier period is the result of loan portfolio shrinkage coupled with asset quality ratios which have remained relatively stable.

       Net Non-Operating Expense
       -------------------------

       Net non-operating expenses declined in the most recent quarter, from $2.9 million for the twelve months ended March 31, 2001, to $2.7 million for the twelve months ended June 30, 2001. The reduction is attributable to a higher level of gains realized on the sale of loans and securities, largely as a result of the decline in market interest rate levels, which partially offset other non-operating losses including the writeoff of the remaining goodwill balance.

Board of Directors
CharterBank
July 20, 2001
Page 9

  2. Peer Group Financial Comparisons
     --------------------------------

     Tables 2 and 3 present updated financial characteristics and operating results for CharterBank, the Peer Group and all publicly-traded savings institutions. CharterBank's ratios are based on financial data through June 30, 2001 while the Peer Group's ratios are based on financial data through March 31, 2001.

     Financial Condition
     -------------------

       In general, the comparative balance sheet ratios for the Bank and the Peer Group did not vary significantly from the ratios examined in the earlier appraisal analysis. In this regard, the significant disparities between the Bank's and the Peer Group's balance sheet remain (i.e., the large wholesale element of the Bank's balance sheet and CharterBank's higher GAAP capital ratio). In this regard, the significant wholesale element of the Bank's asset base continues to be evidenced in the data which shows that whole loans comprised only 25.6 percent of CharterBank's assets based on updated financial data, which remains well below the Peer Group average of 63.0 percent.

       CharterBank's net worth base of 27.6 percent was above the Peer Group's average net worth ratio of 12.7 percent. The Bank's pro forma capital position (consolidated with the holding company) will increase with the addition of the stock proceeds, with such increases offset to an extent by the impact of the MHC retaining 400,000 shares of Freddie Mac stock. At the same time, the Bank's core capital ratios, which are important with regard to CharterBank's ability to expand the balance sheet and pay dividends are much lower, equal to only 9.18 percent of adjusted assets as of June 30, 2001.

       CharterBank's funding liabilities reflected some important differences in relation to the Peer Group as follows: (1) retail funding sources were limited as the principal sources of interest-bearing liabilities primarily consisted of wholesale borrowings and deposits; and (2) the ratio of interest-bearing liabilities was low owing to CharterBank's strong capital position and the presence of the net deferred tax liability, the largest component of which resulted from unrealized gains on Freddie Mac stock. Overall, deposits equaled only 20.2 percent of assets for CharterBank in comparison to an average of 72.6 percent for the Peer Group, while borrowings totaled 37.7 percent and 13.3 percent of assets for the Bank and the Peer Group, respectively.

       Total interest-bearing liabilities maintained by the Bank and the Peer Group, as a percent of assets, equaled 57.2 and 85.9 percent, respectively. As discussed above, the lower level of interest-bearing liabilities for CharterBank is the result of its high capital ratio and to the presence of a large deferred tax liability which is non-interest bearing. While these characteristics benefit CharterBank's operations and operating returns, the reliance on high cost interest-sensitive wholesale borrowings and deposits offsets many of these benefits and are a factor in the Bank's modest returns on core operations.

       Updated growth rates for the Bank reflect the impact of recent shrinkage while the Peer Group's ratios continue to reflect moderate growth (the Bank's growth rates are annualized rates for the nine months ended June 30, 2001 while the Peer Group's growth rates are for the twelve months ended March 31, 2001). Specifically, most key balance sheet aggregates for

Board of Directors
CharterBank
July 20, 2001

Board of Directors
CharterBank
July 20, 2001

Board of Directors
CharterBank
July 20, 2001
Page 12


CharterBank such as assets, loans and deposits reflect recent shrinkage while the comparable growth rates for the Peer Group reflect moderate growth.

       Capital growth reported by CharterBank continued to be very strong, as net worth increased by 36.01 percent. In contrast, the Peer Group's capital growth rate remained much lower, as reported equity increased by 5.32 percent for the most recent twelve month period. Importantly, the increase in capital is primarily attributable to changes in the other accumulated comprehensive income account as CharterBank operated with a modest level of earnings over the most recent nine month period. At the same time, the Peer Group's modest capital growth rate reflects the impact of dividend payments and stock repurchases and would otherwise have been higher absent these capital management strategies.

       Income and Expense Trends
       -------------------------

       Table 3 displays comparable statements of operations for the Bank and the Peer Group, based on results updated for the most recent publicly available disclosures. As discussed in the Original Appraisal and First Update, CharterBank's operating ratios are different from the majority of savings institutions reflecting the following significant features of CharterBank's operations: (1) the impact of the wholesale investment and funding on the Bank's operating ratios (i.e., spreads and margins are thin and the ratio of other income and expenses are low reflecting the limited level of fees and expenses generated through wholesale operations); (2) the returns on the Bank's retail operations are low as a result of the relatively high overhead costs attributable to the retail banking operations; and (3) CharterBank's Freddie Mac stock investment provides the Bank with the opportunity to generate equity growth through capital appreciation in the Freddie Mac stock investment but revenue flowing through the income statement is limited to common stock dividends which are relatively modest (i.e., Freddie Mac's cash return is modest).

       Largely as a result of the foregoing, CharterBank's profitability remained below the Peer Group average, equal to 0.11 percent of average assets for the twelve months ended June 30, 2001, while the Peer Group's earnings equaled 0.80 percent of average assets. The moderate level of earnings for CharterBank was the result of the Bank's moderate core earnings levels as discussed above and the amortization and writeoff of CharterBank's remaining goodwill balance in fiscal 2000. CharterBank's weaker core operating returns were the result of the thin spreads and margins on the Bank's leveraging activities and weak returns from CharterBank's retail banking operations

       Both CharterBank and the Peer Group's net interest margin decreased modestly incorporating updated financial data (the net interest margin equaled
1.72 percent and 3.19 percent of assets for the Bank and Peer Group, respectively), such that the differential between the two remained unchanged. The Peer Group's advantage is the result of both higher asset yields and a more favorable cost of funds.

       Loan loss provisions for CharterBank remain slightly above the Peer Group average (0.16 percent for CharterBank versus an average of 0.15 percent for the
Peer Group).   CharterBank continues to generate lower levels of non-interest income relative to the Peer Group, equal to 0.13 percent and 0.45 percent of average assets, respectively. CharterBank

Board of Directors
CharterBank
July 20, 2001
Page 13

continued to maintain a lower operating expense ratio, equal to 1.17 percent of average assets versus an average of 2.28 percent for the Peer Group. As discussed in the Original Appraisal, while CharterBank maintains a very low operating expense ratio in comparison to industry averages, the operating expense ratio is distorted somewhat by the large amount of assets and liabilities requiring little or no expense to manage. In this regard, more than 70 percent of CharterBank's March 31, 2001 balance sheet were comprised of investments (primarily Freddie Mac stock, MBS and CMOs) which entail limited management and overhead expense. Excluding such assets, the Bank's cost structure is actually relatively high and is an important cause of the moderate operating returns posted on CharterBank's retail banking operations.

       On a post-offering basis, the Bank's operating expenses can be expected to increase with the addition of stock benefit plans, with such expenses already impacting the Peer Group's operating expenses. Additionally, CharterBank's cost structure is expected to increase as the Bank upgrades the LaGrange office, opens a new office in Auburn and branches into new areas within its targeted markets over the longer term.

       Taking together the components of core net income through a review of the efficiency ratio (operating expenses divided by net interest income and non-interest operating income) indicates that Peer Group's and Bank's efficiency ratios remain comparable, equal to 62.64 percent versus 63.23 percent for CharterBank.

       CharterBank's effective tax rate, equal to 55.16 percent based on updated financial data, remains above the Peer Group average equal to 34.36 percent.
The Bank's tax rate exhibits volatility as its financial taxable income is subject to numerous adjustments, including adjustments for charitable contribution carryforwards and exclusions for dividend income.

  3. Market Area
     -----------

       As described in the Original Appraisal, the economy of the Bank's markets have historically been supported by the textile industry. In this regard, manufacturing (primarily textiles) continues to employ more than 30 percent of the workers in the Bank's markets and West Point Stevens, which is headquartered in West Point, is the area's largest employer. The importance of West Point Stevens locally cannot be understated. The Greater Valley Area Chamber of Commerce estimates that there are approximately 4,400 employees of West Point Stevens locally and an additional 500 to 1,000 contractors out of a total population in the valley area (i.e. West Point and Lannett) of approximately 25,000.

       Recent press reports including a report in the Wall Street Journal dated
                                                      -------------------
June 26, 2001 (see Exhibit 6) have documented the financial problems of major companies in the textile industry including West Point Stevens. In this regard, a dramatic slow down in sales has caused a liquidity crunch which has impaired West Point Stevens' ability to service the debt on its highly leveraged balance sheet. As a result, many analysts believe the company may be forced into bankruptcy again placing jobs at the company at risk including many of the best jobs in the Company's markets.

       The impact of the financial problems at West Point Stevens have not been directly felt by the Bank as yet in a material way. At the same time, continued deterioration of West Point

Board of Directors
CharterBank
July 20, 2001
Page 14

Stevens' financial condition could have an adverse impact on the Bank's asset quality and ability to generate deposits locally over the long term.

  4. Stock Market Conditions
     -----------------------

          Since the date of the First Update, the overall stock market has trended downward as concerns over the business outlook generally pulled stocks lower through mid-May. Implementation of a fifth rate cut by the Federal Reserve at its mid-May meeting served to the reverse the downward trend in stocks, as NASDAQ posted a six-day winning streak following the rate cut. However, profit taking and second quarter earnings jitters served to end the rally in late-May. As a result of continued lackluster performance of the economy, the Federal Reserve cut interest rates again at its most recent meeting for a total reduction of 275 basis points since it began cutting rates in early January 2001. However, ongoing signs of weakness in corporate earnings have restrained any market advancement. On July 20, 2001, the DJIA closed at 10576.65 or 3.4 percent lower since the date of the First Update and the NASDAQ closed at 2029.37 or 7.4 percent lower over the corresponding time frame.

          Since the date of the First Update, the market for thrift issues has improved in response to several factors including: (1) Federal Reserve rate cuts which steepened the yield curve improving the long term earnings outlook for many thrifts; (2) the relatively limited credit risk exposure of many thrifts (in comparison to many commercial banks); and (3) a modest pickup in the level of merger and acquisition activity. On July 20, 2001, the SNL Index for all publicly-traded thrifts closed at 1011.9, an increase of 14.8 percent since the date of the First Update. Reflecting a similar trend, the SNL MHC index closed at 1011.9, reflecting an increase of 6.4 percent since the date of the First Update.

          Consistent with the major thrift pricing indices, the pricing measures for all publicly-traded thrifts and the Peer Group show appreciation in value since the date of the First Update. Since the date of the First Update, the Peer Group's P/E ratio on a fully converted basis increased by approximately 5.6 percent while the P/Core Earnings multiple increased by 8.2 percent. The fully converted P/B and P/TB increased by approximately 7.6 percent over the corresponding time frame. The pricing ratios for all SAIF-insured institutions has also increased reflecting appreciation in a range of 2.9 percent to 7.6 percent.

Board of Directors
CharterBank
July 20, 2001
Page 15

                        Average Pricing Characteristics

                                          At May 4,    At July 20,    %
                                            2001          2001      Change
                                            ----          ----      ------
Peer Group (Fully Converted Basis)
----------------------------------
Price/Earnings (x)                          15.57x        16.44x     5.6%
Price/Core Earnings (x)                     15.44         16.71      8.2
Price/Book (%)                              74.47%        80.14%     7.6
Price/Tangible Book (%)                     77.68         83.55      7.6
Price/Assets (%)                            14.26         15.83     11.0

Publicly-Traded SAIF-Insured Thrifts
------------------------------------
Price/Earnings (x)                          14.30x        14.72x     2.9%
Price/Core Earnings (x)                     15.13         16.04      6.0
Price/Book (%)                             103.54%       110.61%     6.8
Price/Tangible Book (%)                    109.15        117.46      7.6
Price/Assets (%)                            10.75         11.40      6.0

       The "new issue" market is separate and distinct from the market for seasoned issues like the Peer Group companies. Accordingly, as discussed in the Original Appraisal, RP Financial has considered the pro forma pricing and trading level of recently converted companies in this updated appraisal. The level of converting issues remains limited and there have been no new mutual holding companies formed which have subsequently sold stock since the date of the First Update.

       There have been three full stock conversions completed in the last three months. The three transactions had an average P/TB of 56.8 percent and average P/E multiple based on core earnings of 16.2 times at the time of their
respective offerings.   The two companies which are publicly traded (First
BancTrust Corp of IL and Chesterfield Financial Corp.) are currently priced at
83.7 percent of pro forma book value and 18.7 times earnings, which reflects an average 43 percent price appreciation in the aftermarket. Importantly, there have been no mutual holding company offerings completed in the last three months which would otherwise provide the most useful insight to the Bank's minority stock offering.

Summary of Adjustments
----------------------

     In the Original Appraisal and First Update, we made the following adjustments to CharterBank's pro forma value based upon our comparative analysis to the Peer Group:

Board of Directors
CharterBank
July 20, 2001
Page 16

     Key Valuation Parameters:                              Valuation Adjustment
     ------------------------                               --------------------

     Financial Condition                                    No Adjustment
     Profitability, Growth and Viability of Earnings        Significant Downward
     Asset Growth                                           Slight Upward
     Primary Market Area                                    Moderate Downward
     Dividends                                              Slight Downward
     Liquidity of the Shares                                No Adjustment
     Marketing of the Issue                                 Moderate Downward
     Management                                             No Adjustment
     Effect of Government Regulations and Regulatory Reform Moderate Downward

     The most significant change to CharterBank's financial condition was the approximate $16 million increase in the value of the Bank's Freddie Mac stock which was the major element contributing to the $10.5 million increase in the Bank's capital account. At the same time, the Bank's strong capital ratio only changed modestly and while reported earnings increased slightly, core earnings decreased modestly. The factors concerning the valuation parameters of dividends, liquidity of the shares, management and effect of government regulation and regulatory reform did not change since the date of the First Update. Accordingly, those parameters were not discussed further in this update.

     As discussed previously, West Point Stevens is the leading employer in the Bank's market and slower sales in the current economy has hampered its ability to service outstanding debt. Although the Bank has not yet been impacted by the problems at West Point Stevens, a bankruptcy filing and/or any scaleback of operations could have a detrimental impact on the Bank's loan quality and future operations. Accordingly, we have changed the Primary Market Area valuation parameter from a "Moderate Downward" adjustment as previously applied to a "Significant Downward" Adjustment in this updated appraisal.

     The general market for thrift stocks and the Peer Group has been favorable as the Peer Group's earnings multiples have increased in a range of 6 to 8 percent while the Peer Group's P/B and P/TB ratios have increased by 7.6 percent. The increase in the Peer Group's pricing is relatively consistent with appreciation realized in the pricing ratios for all publicly traded thrifts.

     Overall, taking into account the foregoing factors, we believe that an increase in the Bank's estimated pro market value as set forth in the most recent updated appraisal is appropriate.

Valuation Approaches
--------------------

     In applying the accepted valuation methodology promulgated by the OTS and adopted by the FDIC, i.e., the pro forma market value approach, including the fully-converted analysis described above, we considered the three key pricing ratios in valuing CharterBank's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis. In preparing the pro forma analysis, we have adjusted the Bank's trailing twelve month earnings bases, capital, and assets to reflect formation of the MHC,

Board of Directors
CharterBank
July 20, 2001
Page 17

including capitalizing the MHC with $100,000 of cash and 400,000 shares of Freddie Mac stock currently held by the Bank. Since these assets will be held by the MHC solely for the benefit of the mutual depositors, they have been excluded from our calculations of pro forma value for the Bank. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in CharterBank's prospectus for reinvestment rate, the effective tax rate and stock benefit plan assumptions (summarized in Exhibits 2 and 3). Pursuant to the minority stock offering, we have also incorporated the valuation parameters disclosed in CharterBank's prospectus for offering expenses and the stock benefit plans

     Consistent with the Original Appraisal and First Update, this updated appraisal continues to be based primarily on fundamental analysis techniques applied to the Peer Group, including the P/E approach, the P/B approach and the P/A approach.

     Based on the foregoing, we have concluded that an increase in CharterBank's value is appropriate. Therefore, as of July 20, 2001, the aggregate pro forma market value of RP Financial concluded that the pro forma market value of CharterBank's stock as a mutual holding company on a fully-converted basis, is equal to $230,000,000, which reflects a 18.0 percent increase relative to the $195,000,000 midpoint value established in our most recent updated appraisal.

       P/E Approach. The application of the P/E valuation method requires
       ------------
calculating the Bank's pro forma market value by applying a valuation P/E multiple (fully-converted basis) to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Bank's reported earnings, incorporating the adjustment to account for the impact of cash and Freddie Mac stock retained by the MHC equaled $760,000. In deriving CharterBank's core earnings, the only adjustments made to reported earnings were to eliminate gains on the sale of loans and investment securities, losses on loan servicing partnerships and the amortization and write-off of goodwill (goodwill has been fully expensed in fiscal 2000). Incorporating the earnings adjustments made to account for the impact of the MHC reorganization, the Bank's pre-conversion core earnings equaled $3.896 million for the twelve months ended June 30, 2001.

       In applying the P/E approach, RP Financial's valuation conclusions were based on the Bank's and the Peer Group's recurring or "core" earnings estimates, which eliminated the effects of one-time non-recurring items from the earnings of each. Based on CharterBank's core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Bank's core P/E multiple at the $230.0 million midpoint value (full conversion) equaled 34.88 times (versus the 28.99 times midpoint valuation in the First Update). Comparatively, the Peer Group posted an average core P/E multiple of 16.71 times (fully converted basis), which indicated a premium of 108.7 percent in the Bank's core P/E multiple (versus a premium of 87.8 percent as indicated in the First Update). The implied conversion pricing ratios relative to the Peer Group's pricing ratios are indicated in Table 4, and the updated pro forma calculations are detailed in Exhibits 2 and 3.

Board of Directors
CharterBank
July 20, 2001
Page 18

       P/B Approach. The application of the P/B valuation method requires
       ------------
calculating the Bank's pro forma market value by applying a valuation P/B ratio, derived from the Peer Group's P/B ratio (fully-converted basis), to CharterBank's pro forma book value (fully-converted basis). In applying the P/B approach, we considered both reported book value and book value adjusted to reflect the impact to equity resulting from utilizing a twelve month average price through July 20, 2001, for the Freddie Mac stock price. The pro forma P/B based on the adjusted book value is shown in the column labeled P/TB. (Note: the P/TB column for the Peer Group reflects the price-to-tangible book value ratios.) Based on the $230.0 million midpoint valuation, CharterBank's pro forma P/B ratio based on reported book value was 53.07 percent. Adjusting the Freddie Mac stock price based on a twelve month average price for Freddie Mac ($58.88), CharterBank's pro forma P/B ratio (shown in the "P/TB" column) was
56.49 percent. In comparison to the average P/B and P/TB ratios for the Peer Group of 80.14 percent and 83.55 percent, the Bank's ratios reflected discounts of 33.8 percent on a P/B basis and 32.4 percent based on CharterBank's adjusted book value and the Peer Group's tangible book value. The foregoing discounts fell within the range of discounts (34.0 percent to 31.5 percent as established in the First Update). Applying the P/B approach utilizing the trading price of the Freddie Mac stock for the ten trading days through the valuation date of July 20, 2001, the resulting P/B ratio would be 53.27 percent reflecting a discount of 33.5 percent relative to the Peer Group (as compared to 36.6 percent in the First Update). As was described in the Original Appraisal and First Update, the implied discounts under the book value approach are warranted in view of the valuation adjustments applied to the Bank's value and in view of the premiums generated pursuant to the earnings approach to valuation.

       3.  P/A Approach.  P/A ratios are generally not as a reliable indicator
           ------------
of market value, as investors do not place significant weight on total assets as a determinant of market value. Investors typically place significantly greater weight on book value and earnings -- which have received greater weight in our valuation analysis. At the $230.0 million midpoint of the valuation range, CharterBank exhibited a pro forma P/A ratio of 20.80 percent. In comparison to the Peer Group's average P/A ratio of 15.83 percent (fully converted basis), CharterBank's P/A ratio indicated a premium of 31.4 percent (versus a premium of 27.5 percent at the fully-converted midpoint valuation in the First Update).

Summary
-------

     Based on the foregoing, we have concluded that CharterBank's estimated pro forma market value is subject to increase. Accordingly, it is our opinion, as of July 20, 2001, the estimated aggregate pro forma market value of the offering shares in a full stock conversion, was $230,000,000 at the midpoint, equal to 23,000,000 shares at a per share value of $10.00. Pursuant to conversion guidelines, the 15 percent offering range indicates a minimum value of $195,500,000, and a maximum value of $264,500,000. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to an offering of 19,550,000 shares at the minimum to 26,450,000 shares at the maximum. In the event that the appraised value is subject to an increase, up to 30,417,500 shares may be issued at an issue price of $10.00 per share, for an aggregate market value of $304,175,000, without a resolicitation. The Board of

Board of Directors
CharterBank
July 20, 2001
Page 19

Directors have established a public offering range such that the public ownership of the Company will constitute a 20 percent ownership interest of the Company, with the MHC owning the majority of the shares. Accordingly, the offering range to the public of the minority stock will be $39,100,000 at the minimum, $46,000,000 at the midpoint, $52,900,000 at the maximum and $60,835,000 at the supermaximum. The pro forma valuation calculations relative to the Peer Group (fully-converted basis) are shown in Table 4 and are detailed in Exhibit 2 and Exhibit 3; the pro forma valuation calculations relative to the Peer Group based on reported financials are shown in Table 5 and are detailed in Exhibits 4 and 5.

                                         Respectfully submitted,

                                         RP FINANCIAL, LC.

                                         Ronald S. Riggins
                                         President

                                         James P. Hennessey
                                         Senior Vice President

                                    Table 4
       MHC INSTITUTIONS -- IMPLIED PRICING RATIOS FULL CONVERSION BASIS
                        Comparable Institution Analysis
                              As of July 20, 2001

                                                      Fully Converted    Per Share Data(8)
                                                       Implied Value    --------------------
                                                    ------------------    Core      Book               Pricing Ratios(3)
                                                      Price/   Market   12 Month   Value/   ----------------------------------------
Financial Institution                                Share(1)   Value    EPS(2)     Share     P/E     P/B    P/A      P/TB   P/Core
---------------------                                --------   -----    ------     -----     ---     ---    ---      ----   ------
                                                        ($)    ($Mil)      ($)       ($)      (x)     (%)    (%)       (%)     (x)
CharterBank
-----------
  Superrange                                           10.00 $  304.18     0.25     16.27   70.00    61.46   26.06   64.89   40.66
  Range Maximum                                        10.00    264.50     0.26     17.47   68.33    57.25   23.31   60.69   37.75
  Range Midpoint                                       10.00    230.00     0.29     18.84   66.50    53.07   20.80   56.49   34.88
  Range Minimum                                        10.00    195.50     0.32     20.70   64.18    48.30   18.15   51.65   31.62

SAIF-Insured Thrifts(7)
-----------------------
  Averages                                            $15.71 $  239.23    $0.97    $14.32   14.72x  110.61%  11.40% 117.46%  16.04x
  Medians                                                  -         -        -         -   14.13x  101.65%  10.38% 104.74%  15.09x

All Non-MHC State of GA(7)
--------------------------
  Averages                                             $9.21 $   56.15    $0.12    $ 8.07   22.78x  134.75%   9.75% 137.13%  22.78x
  Medians                                                  -         -        -         -   22.78x  134.75%   9.75% 137.13%  22.78x

Publicly-Traded MHC Institutions, Full Conversion Basis
-------------------------------------------------------
  Averages                                            $14.49 $  334.02    $0.85    $17.81   16.44x   80.14%  15.83%  83.55%  16.71x
  Medians                                                  -         -        -         -   16.09x   79.78%  15.64%  81.32%  16.36x


Publicly-Traded MHC Institutions, Full Conversion Basis
-------------------------------------------------------
ALLB      Alliance Bank MHC of PA (19.9)              $17.50 $   64.49    $1.20    $22.52   14.58x   77.71%  16.05%  77.71%  14.58x
BCSB      BCSB Bankcorp MHC of MD (36.2)                8.50     49.88     0.18     11.72     N.M.   72.53%  13.35%  72.53%    N.M.
BKMU      Bank Mutual Corp. MHC of WI (49.9)           14.21    317.48     0.94     19.21   14.65x   73.97%  10.77%  86.44%  15.12x
BRKL      Brookline Bancorp MHC of MA (43.8)           16.24    443.19     0.83     17.68   16.08x   91.86%  35.34%  91.86%  19.57x
CFFN      Capitol Federal Fin. MHC of KS (35.2)        18.82  1,512.54     1.26     21.82   14.94x   86.25%  16.56%  86.25%  14.94x
FNFG      First Niagara MHC of NY (37.9)               15.45    404.03     0.99     17.46   15.61x   88.49%  14.14% 108.80%  15.61x
GBNK      Gaston Fed. Bncrp. MHC of NC (42.3)          13.90     58.51     0.73     15.93   22.42x   87.26%  19.86%  87.26%  19.04x
GOV       Gouverneur Bancorp MHC of NY (42.4)           6.70     15.26     0.40     10.18   15.95x   65.82%  17.32%  65.82%  16.75x
GCBC      Green Co. Bancorp MHC of NY (46.5)           10.75     21.93     0.59     17.16   18.22x   62.65%  11.90%  62.65%  18.22x
HCBK      Hudson City Bancorp MHC of NJ (41.4)         25.25  2,606.05     1.45     23.46   17.41x  107.63%  24.36% 107.63%  17.41x
JXSB      Jacksonville SB MHC of IL (45.6)              9.99     19.07     0.96     15.73    9.61x   63.51%   7.95%  71.66%  10.41x
LFED      Leeds Fed. Bkshrs. MHC of MD (27.3)          16.35     74.20     0.96     20.49   17.03x   79.80%  18.68%  79.80%  17.03x
LIBB      Liberty Bancorp MHC of NJ (39.2)             10.85     36.89     0.42     14.32   25.83x   75.77%  11.37%  75.77%  25.83x
NWSB      Northwest Bancorp MHC of PA (25.6)           10.09    478.35     0.77     11.99   12.94x   84.15%  11.83%  94.56%  13.10x
ONFC      Oneida Financial MHC of NY (42.8)            18.25     62.25     1.02     21.40   17.38x   85.28%  17.45%  91.48%  17.89x
PHSB      PHS Bancorp MHC of PA (40.4)                 14.00     37.95     1.03     18.63   13.46x   75.15%  12.34%  75.15%  13.59x
PBHC      Pathfinder BC MHC of NY (39.3)                8.60     22.37     0.54     12.46   14.10x   69.02%   9.16%  74.98%  15.93x
PBCT      Peoples Bank, MHC of CT (40.5)               24.08  1,978.41     1.47     25.27   15.05x   95.29%  15.50% 101.30%  16.38x
PBCP      Provident Bancorp MHC of NY (45.3)           18.21    146.74     1.07     20.20   16.86x   90.15%  15.77%  90.19%  17.02x
PLSK      Pulaski Bancorp MHC of NJ (42.0)             16.89     32.45     1.05     19.89   15.08x   84.92%  12.70%  84.92%  16.09x
ROME      Rome Bancorp Inc. MHC of NY (44.9)           14.50     45.83     0.80     18.95   18.83x   76.52%  17.15%  76.52%  18.13x
SKBO      Skibo Fin. Corp. MHC of PA (42.3)             9.70     30.51     0.49     12.22   19.80x   79.38%  18.69%  79.38%  19.80x
SFFS      Sound Fed. Bancorp MHC of NY (44.3)          11.55     55.58     0.71     17.02   16.27x   67.86%   9.62%  81.80%  16.27x
WCFB      Webster City Fed. MHC of IA (39.0)           14.00     26.29     0.88     17.42   16.09x   80.37%  24.45%  80.37%  15.91x
WEBK      West Essex Bancorp MHC of NJ (41.1)          17.15     68.31     1.05     20.75   16.33x   82.65%  17.54%  86.75%  16.33x
WGBC      Willow Grove Bncrp. MHC of PA (44.8)         15.24     75.91     0.27     19.11     N.M.   79.75%  11.78%  80.85%    N.M.

                                                             Dividends(4)                      Financial Characteristics(6)
                                                    ------------------------------ ------------------------------------------------
                                                     Amount/         Payout   Total   Equity/   NPAs/     Reported        Core
                                                                                                       ----------------------------
Financial Institution                                 Share  Yield  Ratio(5)  Assets  Assets   Assets    ROA    ROE    ROA     ROE
---------------------                                 -----  -----  --------  ------  ------   ------    ---    ---    ---     ---
                                                       ($)    (%)      (%)    ($Mil)    (%)      (%)     (%)    (%)    (%)     (%)
CharterBank
-----------
  Superrange                                            0.00   0.00     0.00   1,167   42.40    0.19    0.37    0.88   0.64    1.51
  Range Maximum                                         0.00   0.00     0.00   1,134   40.72    0.20    0.34    0.84   0.62    1.52
  Range Midpoint                                        0.00   0.00     0.00   1,106   39.19    0.20    0.31    0.80   0.60    1.52
  Range Minimum                                         0.00   0.00     0.00   1,077   37.57    0.21    0.28    0.75   0.57    1.53

SAIF-Insured Thrifts(7)
-----------------------
  Averages                                             $0.37   2.51%   34.70% $1,997   10.67%   0.61%   0.72%   7.43%  0.67%   6.90%
  Medians                                                  -      -        -       -       -       -       -       -      -       -

All Non-MHC State of GA(7)
--------------------------
  Averages                                             $0.04   0.98%   22.22% $  728    7.08%   1.26%   0.23%   2.82%  0.30%   3.92%
  Medians                                                  -      -        -       -       -       -       -       -      -       -

Publicly-Traded MHC Institutions, Full Conversion Basis
-------------------------------------------------------
  Averages                                             $0.41   2.82%   37.02% $1,933   19.55%   0.35%   0.98%   4.85%  0.95%   4.73%
  Medians                                                  -      -        -       -       -       -       -       -      -       -


Publicly-Traded MHC Institutions, Full Conversion Basis
-------------------------------------------------------
ALLB      Alliance Bank MHC of PA (19.9)               $0.36   2.06%   30.00% $  402   20.65%   0.47%   1.14%   5.55%  1.14%   5.55%
BCSB      BCSB Bankcorp MHC of MD (36.2)                0.50   5.88%     N.M.    374   18.40%   0.20%   0.30%   1.52%  0.30%   1.52%
BKMU      Bank Mutual Corp. MHC of WI (49.9)            0.28   1.97%   29.79%  2,947   14.56%   0.19%   0.74%   5.10%  0.72%   4.94%
BRKL      Brookline Bancorp MHC of MA (43.8)            0.28   1.72%   33.73%  1,254   38.47%   0.16%   2.35%   5.80%  1.93%   4.77%
CFFN      Capitol Federal Fin. MHC of KS (35.2)         0.60   3.19%   47.62%  9,132   19.20%   0.06%   1.14%   5.80%  1.14%   5.80%
FNFG      First Niagara MHC of NY (37.9)                0.36   2.33%   36.36%  2,858   15.97%   0.29%   1.08%   5.81%  1.08%   5.81%
GBNK      Gaston Fed. Bncrp. MHC of NC (42.3)           0.30   2.16%   41.10%    295   22.76%   0.14%   0.94%   3.96%  1.11%   4.67%
GOV       Gouverneur Bancorp MHC of NY (42.4)           0.14   2.09%   35.00%     88   26.31%   0.24%   1.16%   4.17%  1.10%   3.98%
GCBC      Green Co. Bancorp MHC of NY (46.5)            0.24   2.23%   40.68%    184   18.99%   0.55%   0.67%   3.52%  0.67%   3.52%
HCBK      Hudson City Bancorp MHC of NJ (41.4)          0.48   1.90%   33.10% 10,698   22.63%   0.13%   1.46%   5.95%  1.46%   5.95%
JXSB      Jacksonville SB MHC of IL (45.6)              0.30   3.00%   31.25%    240   12.51%   1.20%   0.93%   6.82%  0.85%   6.30%
LFED      Leeds Fed. Bkshrs. MHC of MD (27.3)           0.60   3.67%   62.50%    397   23.41%   0.77%   1.13%   4.77%  1.13%   4.77%
LIBB      Liberty Bancorp MHC of NJ (39.2)              0.12   1.11%   28.57%    324   15.01%   0.08%   0.46%   2.91%  0.46%   2.91%
NWSB      Northwest Bancorp MHC of PA (25.6)            0.16   1.59%   20.78%  4,044   14.05%   0.42%   0.97%   6.68%  0.95%   6.60%
ONFC      Oneida Financial MHC of NY (42.8)             0.36   1.97%   35.29%    357   20.47%   0.08%   1.05%   5.07%  1.02%   4.92%
PHSB      PHS Bancorp MHC of PA (40.4)                  0.40   2.86%   38.83%    308   16.42%   0.18%   0.96%   5.72%  0.95%   5.66%
PBHC      Pathfinder BC MHC of NY (39.3)                0.24   2.79%   44.44%    244   13.28%   1.28%   0.67%   5.07%  0.59%   4.49%
PBCT      Peoples Bank, MHC of CT (40.5)                1.36   5.65%     N.M. 12,765   16.26%   0.58%   1.07%   6.44%  0.98%   5.92%
PBCP      Provident Bancorp MHC of NY (45.3)            0.24   1.32%   22.43%    930   17.50%   0.44%   0.95%   5.54%  0.94%   5.49%
PLSK      Pulaski Bancorp MHC of NJ (42.0)              0.36   2.13%   34.29%    255   14.96%   0.13%   0.84%   5.73%  0.79%   5.37%
ROME      Rome Bancorp Inc. MHC of NY (44.9)            0.28   1.93%   35.00%    267   22.42%   0.39%   0.95%   4.07%  0.98%   4.22%
SKBO      Skibo Fin. Corp. MHC of PA (42.3)             0.48   4.95%     N.M.    163   23.54%   0.02%   0.94%   4.02%  0.94%   4.02%
SFFS      Sound Fed. Bancorp MHC of NY (44.3)           0.28   2.42%   39.44%    578   14.17%   0.20%   0.71%   4.29%  0.71%   4.29%
WCFB      Webster City Fed. MHC of IA (39.0)            0.80   5.71%     N.M.    108   30.43%   0.03%   1.55%   4.97%  1.57%   5.03%
WEBK      West Essex Bancorp MHC of NJ (41.1)           0.60   3.50%   57.14%    389   21.22%   0.23%   1.08%   5.13%  1.08%   5.13%
WGBC      Willow Grove Bncrp. MHC of PA (44.8)          0.48   3.15%     N.M.    644   14.77%   0.77%   0.27%   1.72%  0.22%   1.41%

(1) Current stock price of minority stock. Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on reported trailing twelve month data, adjusted to omit non-operating items (including the SAIF assessment) on a tax-effected basis. Public MHC data reflects additional earnings from reinvestment of proceeds of second step conversion.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings. Ratios are pro forma assuming a second step conversion to full stock form.
(4)  Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated twelve month dividend as a percent of trailing twelve month estimated core earnings (earnings adjusted to reflect second step conversion).
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Figures estimated by RP Financial to reflect a second step conversion of the MHC to full stock form.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

                                    Table 5
                             Public Market Pricing
                          Prices As of July 20, 2001

                                                      Market           Per Share Data
                                                                     -------------------
                                                   Capitalization      Core      Book
                                                 ------------------
                                                  Price/    Market   12 Month   Value/            Pricing Ratios(3)
                                                                                       ------------------------------------------
              Financial Institution              Share(1)   Value     EPS(2)    Share     P/E       P/B     P/A     P/TB   P/Core
              ---------------------              --------   -----     ------    -----     ---       ---     ---     ----   ------
                                                    ($)     ($Mil)     ($)       ($)      (x)       (%)     (%)      (%)     (x)
CharterBank
-----------
  Superrange                                     $ 10.00  $   60.84     0.15     9.68   $206.61   $103.33   31.46   113.43   66.01
  Range Maximum                                    10.00      52.90     0.17    10.87    193.18     92.01   27.55   101.24   58.71
  Range Midpoint                                   10.00      46.00     0.19    12.22    179.74     81.86   24.12    90.28   52.09
  Range Minimum                                    10.00      39.10     0.22    14.09    164.29     70.97   20.62    78.44   45.19

SAIF-Insured Thrifts(7)
-----------------------
  Averages                                       $ 15.71  $  239.23   $ 0.97   $14.32    14.72x   110.61%  11.40%  117.46%  16.04x
  Medians                                              -          -        -        -    14.13x   101.65%  10.38%  104.74%  15.09x

All Non-MHC State of GA(7)
--------------------------
  Averages                                       $  9.21  $   56.15   $ 0.12   $ 8.07    22.78x   134.75%   9.75%  137.13%  22.78x
  Medians                                              -          -        -        -    22.78x   134.75%   9.75%  137.13%  22.78x

Comparable Group
----------------
  Averages                                       $ 14.49  $  142.30   $ 0.65   $10.83    20.39x   133.32%  17.06%  144.43%  21.31x
  Medians                                              -          -        -        -    20.57x   128.49%  15.96%  134.37%  21.08x

Comparable Group
----------------
ALLB  Alliance Bank MHC of PA (19.9)               17.50      11.41     0.83     9.69    21.08x   180.60%  17.09%  180.60%  21.08x
BCSB  BCSB Bankcorp MHC of MD (36.2)                8.50      19.46     0.04     7.26      N.M.   117.08%  14.35%  117.08%    N.M.
BKMU  Bank Mutual Corp. MHC of WI (49.9)           14.21     159.34     0.75    13.12    18.22x   108.31%  11.29%  137.29%  18.95x
BRKL  Brookline Bancorp MHC of MA (43.8)           16.24     212.96     0.61    10.42    20.56x   155.85%  41.96%  155.85%  26.62x
CFFN  Capitol Federal Fin. MHC of KS (35.2)        18.82     649.21     0.98    12.58    19.20x   149.60%  18.03%  149.60%  19.20x
FNFG  First Niagara MHC of NY (37.9)               15.45     171.56     0.76     9.71    20.33x   159.11%  14.95%  241.78%  20.33x
GBNK  Gaston Fed. Bncrp. MHC of NC (42.3)          13.90      27.62     0.54     9.62      N.M.   144.49%  21.83%  144.49%  25.74x
GOV   Gouverneur Bancorp MHC of NY (42.4)           6.70       7.19     0.31     7.13    20.30x    93.97%  18.80%   93.97%  21.61x
GCBC  Green Co. Bancorp MHC of NY (46.5)           10.75      10.05     0.44    12.15    24.43x    88.48%  12.60%   88.48%  24.43x
HCBK  Hudson City Bancorp MHC of NJ (41.4)         25.25   1,373.85     1.14    13.10    22.15x   192.75%  26.88%  192.75%  22.15x
JXSB  Jacksonville SB MHC of IL (45.6)              9.99       8.70     0.82    11.06    11.10x    90.33%   8.25%  107.77%  12.18x
LFED  Leeds Fed. Bkshrs. MHC of MD (27.3)          16.35      24.49     0.67    11.07    24.40x   147.70%  20.93%  147.70%  24.40x
LIBB  Liberty Bancorp MHC of NJ (39.2)             10.85      16.92     0.27     9.27      N.M.   117.04%  12.01%  117.04%    N.M.
NWSB  Northwest Bancorp MHC of PA (25.6)           10.09     132.42     0.58     5.71    17.10x   176.71%  12.77%  229.84%  17.40x
ONFC  Oneida Financial MHC of NY (42.8)            18.25      28.40     0.76    12.79    23.10x   142.69%  18.77%  161.36%  24.01x
PHSB  PHS Bancorp MHC of PA (40.4)                 14.00      16.16     0.84    11.62    16.47x   120.48%  12.36%  120.48%  16.67x
PBHC  Pathfinder BC MHC of NY (39.3)                8.60       9.54     0.41     8.22    17.92x   104.62%   9.60%  118.95%  20.98x
PBCT  Peoples Bank, MHC of CT (40.5)               24.08     592.39     1.37    14.31    15.64x   168.27%  12.79%  195.77%  17.58x
PBCP  Provident Bancorp MHC of NY (45.3)           18.21      70.36     0.82    12.05    21.94x   151.12%  16.97%  151.25%  22.21x
PLSK  Pulaski Bancorp MHC of NJ (42.0)             16.89      16.72     0.83    12.85    18.77x   131.44%  13.41%  131.44%  20.35x
ROME  Rome Bancorp Inc. MHC of NY (44.9)           14.50      20.84     0.59    12.13    25.89x   119.54%  18.53%  119.54%  24.58x
SKBO  Skibo Fin. Corp. MHC of PA (42.3)             9.70      14.99     0.36     7.98    26.94x   121.55%  20.35%  121.55%  26.94x
SFFS  Sound Fed. Bancorp MHC of NY (44.3)          11.55      26.57     0.55    11.83    21.00x    97.63%  10.05%  129.34%  21.00x
WCFB  Webster City Fed. MHC of IA (39.0)           14.00      12.73     0.69    11.21    20.59x   124.89%  27.43%  124.89%  20.29x
WEBK  West Essex Bancorp MHC of NJ (41.1)          17.15      30.37     0.80    12.56    21.44x   136.54%  19.14%  148.10%  21.44x
WGBC  Willow Grove Bncrp. MHC of PA (44.8)         15.24      35.52     0.06    12.14      N.M.   125.54%  12.45%  128.28%    N.M.

                                                        Dividends(4)                    Financial Characteristics(6)
                                                  ------------------------ --------------------------------------------------------
                                                  Amount/          Payout    Total  Equity/   NPAs/     Reported           Core
                                                                                                     ---------------  --------------
              Financial Institution                Share   Yield  Ratio(5)  Assets  Assets   Assets    ROA     ROE      ROA     ROE
              ---------------------                -----   -----  --------  ------  ------   ------    ---     ---      ---     ---
                                                    ($)     (%)      (%)    ($Mil)    (%)      (%)     (%)     (%)      (%)     (%)
CharterBank
-----------
  Superrange                                       0.00        -   0.00%       967  30.45%    0.23%   0.15%    0.50%   0.48%   1.57%
  Range Maximum                                    0.00        -   0.00%       960  29.95%    0.23%   0.14%    0.48%   0.47%   1.57%
  Range Midpoint                                   0.00        -   0.00%       953  29.47%    0.24%   0.13%    0.46%   0.46%   1.57%
  Range Minimum                                    0.00        -   0.00%       948  29.06%    0.24%   0.13%    0.43%   0.46%   1.57%

SAIF-Insured Thrifts(7)
-----------------------
  Averages                                        $0.37    2.51%  34.70%    $1,997  10.67%    0.61%   0.72%    7.43%   0.67%   6.90%
  Medians                                             -       -       -          -      -        -       -        -       -       -

All Non-MHC State of GA(7)
--------------------------
  Averages                                        $0.04    0.98%  22.22%      $728   7.08%    1.26%   0.23%    2.82%   0.30%   3.92%
  Medians                                             -       -        -         -      -        -       -        -       -       -

Comparable Group
----------------
  Averages                                        $0.41    2.82%  20.99%    $1,766  12.87%    0.36%   0.81%    6.28%   0.78%   6.07%
  Medians                                             -       -        -        -        -        -       -        -       -       -

Comparable Group
----------------
ALLB  Alliance Bank MHC of PA (19.9)               0.36    2.06%   8.23%       352   9.46%    0.47%   0.84%    9.50%   0.84%   9.50%
BCSB  BCSB Bankcorp MHC of MD (36.2)               0.50    5.88%    N.M.       348  12.26%    0.20%   0.07%    0.54%   0.07%   0.54%
BKMU  Bank Mutual Corp. MHC of WI (49.9)           0.28    1.97%  18.74%     2,811  10.43%    0.19%   0.62%    6.04%   0.60%   5.80%
BRKL  Brookline Bancorp MHC of MA (43.8)           0.28    1.72%  22.06%     1,056  26.93%    0.16%   2.21%    7.78%   1.71%   6.01%
CFFN  Capitol Federal Fin. MHC of KS (35.2)        0.60    3.19%  26.28%     8,389  12.05%    0.06%   0.97%    7.85%   0.97%   7.85%
FNFG  First Niagara MHC of NY (37.9)               0.36    2.33%  20.50%     2,651   9.40%    0.29%   0.89%    8.20%   0.89%   8.20%
GBNK  Gaston Fed. Bncrp. MHC of NC (42.3)          0.30    2.16%  26.23%       268  15.11%    0.14%   0.72%    4.61%   0.90%   5.79%
GOV   Gouverneur Bancorp MHC of NY (42.4)          0.14    2.09%  21.28%        81  20.01%    0.24%   0.99%    4.71%   0.93%   4.42%
GCBC  Green Co. Bancorp MHC of NY (46.5)           0.24    2.23%  25.00%       174  14.24%    0.55%   0.53%    3.74%   0.53%   3.74%
HCBK  Hudson City Bancorp MHC of NJ (41.4)         0.48    1.90%  22.38%     9,617  13.95%    0.13%   1.27%    8.13%   1.27%   8.13%
JXSB  Jacksonville SB MHC of IL (45.6)             0.30    3.00%  16.69%       231   9.14%    1.20%   0.84%    8.51%   0.76%   7.76%
LFED  Leeds Fed. Bkshrs. MHC of MD (27.3)          0.60    3.67%    N.M.       354  14.17%    0.77%   0.89%    6.25%   0.89%   6.25%
LIBB  Liberty Bancorp MHC of NJ (39.2)             0.12    1.11%  20.38%       307  10.26%    0.08%   0.31%    2.88%   0.31%   2.88%
NWSB  Northwest Bancorp MHC of PA (25.6)           0.16    1.59%   7.64%     3,747   7.23%    0.42%   0.79%   10.95%   0.78%  10.76%
ONFC  Oneida Financial MHC of NY (42.8)            0.36    1.97%  21.94%       327  13.15%    0.08%   0.85%    6.52%   0.82%   6.28%
PHSB  PHS Bancorp MHC of PA (40.4)                 0.40    2.86%  21.72%       287  10.26%    0.18%   0.79%    7.62%   0.78%   7.53%
PBHC  Pathfinder BC MHC of NY (39.3)               0.24    2.79%  24.96%       233   9.17%    1.28%   0.55%    6.16%   0.47%   5.26%
PBCT  Peoples Bank, MHC of CT (40.5)               1.36    5.65%    N.M.    11,568   7.60%    0.58%   0.85%   11.22%   0.76%   9.99%
PBCP  Provident Bancorp MHC of NY (45.3)           0.24    1.32%  14.03%       865  11.23%    0.44%   0.79%    7.33%   0.78%   7.24%
PLSK  Pulaski Bancorp MHC of NJ (42.0)             0.36    2.13%  22.35%       242  10.20%    0.13%   0.71%    7.19%   0.66%   6.63%
ROME  Rome Bancorp Inc. MHC of NY (44.9)           0.28    1.93%  21.75%       245  15.50%    0.39%   0.75%    4.62%   0.79%   4.87%
SKBO  Skibo Fin. Corp. MHC of PA (42.3)            0.48    4.95%    N.M.       150  16.74%    0.02%   0.75%    4.53%   0.75%   4.53%
SFFS  Sound Fed. Bancorp MHC of NY (44.3)          0.28    2.42%  24.33%       553  10.30%    0.20%   0.58%    4.84%   0.58%   4.84%
WCFB  Webster City Fed. MHC of IA (39.0)           0.80    5.71%    N.M.        96  21.96%    0.03%   1.36%    6.02%   1.38%   6.11%
WEBK  West Essex Bancorp MHC of NJ (41.1)          0.60    3.50%  33.35%       357  14.02%    0.23%   0.90%    6.51%   0.90%   6.51%
WGBC  Willow Grove Bncrp. MHC of PA (44.8)         0.48    3.15%    N.M.       610   9.92%    0.77%   0.10%    0.98%   0.05%   0.49%

(1) Average of High/Low or Bid/Ask price pre share.
(2) EPS (estimate core basis) is based in actual trailing twelve month data, adjusted to omit non-operating items (including the SAIF assessment) on a tax-effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC.
        calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

                                   EXHIBITS

RP Financial, LC.

                               LIST OF EXHIBITS

Exhibit
Number       Description
------       -----------

1         Stock Prices: As of July 20, 2001

2         Pro Forma Analysis Sheet - Fully Converted Basis

3         Pro Forma Effect of Conversion Proceeds - Fully Converted Basis

4         Pro Forma Analysis Sheet - Minority Stock Offering

5         Pro Forma Effect of Stock Proceeds - Minority Stock Offering

6         Wall Street Journal Article Regarding West Point Stevens

7         Firm Qualifications Statement

                                   EXHIBIT 1

                                 Stock Prices
                              As of March 2, 2001

                                   EXHIBIT 2

               Pro Forma Analysis Sheet - Fully Converted Basis

                                   EXHIBIT 3

        Pro Forma Effect of Conversion Proceeds - Fully Converted Basis

                                   EXHIBIT 4

              Pro Forma Analysis Sheet - Minority Stock Offering

                                   EXHIBIT 5

         Pro Forma Effect of Stock Proceeds - Minority Stock Offering

                                   EXHIBIT 6

           Wall Street Journal Article Regarding West Point Stevens

                                   EXHIBIT 7

                         Firm Qualifications Statement